Fran Stoller Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4935 212.407.4000 212.214.0706
fstoller@loeb.com

April 26, 2010

Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Titan Pharmaceuticals, Inc.

Registration Statement on Form 10-12G/A

File No. 000-27436

Dear Mr. Reidler:

On behalf of our client, Titan Pharmaceuticals, Inc., a Delaware corporation (“Titan” or the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of an amended Registration Statement on Form 10-12G/A (the “Amended Form 10”).

The Amended Form 10 is being filed to respond to the comment set forth in the Staff’s letter dated April 19, 2010 (the “Staff’s Letter”). In order to facilitate your review of the Amended Form 10, we have restated and responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. Page numbers refer to the marked copy of the Amended Form 10.

Comment Number	Response

Our Products, page 3

1.	We note your response to our prior comment 1 and the accompanying revisions to your disclosure. In addition to your revisions, please include an explanation, in layman’s terms, of the following words and phrases the first time you use them in the discussion:

a.	“cumulative distribution function;”
b.	“Probuphine > placebo;”

Jeffrey P. Riedler

April 20, 2010

c.	“p” and the significance of the value assigned to p;
d.	“primary endpoint;”
e.	“treatment retention;”
f.	“difference in mean % negative urines;”
g.	“patient-rated;”
h.	“physician-rated;” and
i.	“global severity”.

The disclosure under the heading “Our Products-Probuphine” on page 4 of the Amended Form 10 has been expanded to explain in layman’s terms, the terms specified in the Staff’s letter. We note that the term “continuous distribution function” defined in the paragraph above the bullet points, has been revised to correctly read “cumulative distribution function”, which is consistent with the term used in the bullet points quantifying the results of the study.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or Michael Kistler at (212) 407-4826.

Sincerely,

/s/ Fran Stoller

Fran Stoller

Partner